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                          The Primadonna Corporation
                                P.O. Box 95997
                         Las Vegas, Nevada 89193-5997

                         Dated as of September 1, 1996

Mr. Robert E. Armstrong
1750 Skyline Blvd.
Reno, Nevada  89509

Dear Mr. Armstrong:

Subject to the terms and conditions of this letter, The Primadonna Corporation (the "Corporation") agrees to engage you to provide certain consulting services to the Corporation as an independent contractor ("Contractor").

1.Term. This agreement is effective as of September 1, 1996 and shall continue until August 31, 1998. The Corporation shall have the right to extend this agreement for one year on the similar terms and conditions.

2.Scope Of Services. During the term of this agreement, Contractor hereby agrees to provide his exclusive consulting services to the Corporation, and its affiliates with respect to: (i) the planning and development of present and future casino gaming opportunities in Clark County, Nevada and jurisdictions outside the State of Nevada; (ii) strategic planning and development of the Corporation's non-gaming businesses, properties and opportunities; (iii) corporate, venturer, governmental, lobbyist, director, banking, investor and underwriting relations; (iv) special projects; and (v) related matters. Contractor understands and acknowledges that the Contractor may be required to incur substantial travel and meeting time in connection with the provision of
such services.   The Contractor agrees to undergo gaming license investigation, or be found suitable if required by governmental entities which have jurisdiction over casino gaming to be conducted by the Corporation, and any of its affiliates. The Contractor shall make himself available up to seven hundred (700) hours each contract year, and such services shall be provided as and when the Corporation requests, provided the Corporation recognizes that the Contractor has other obligations that may preclude him in some incidences to provide such services at the times requested by the Corporation. The Contractor will take reasonable steps to keep the Corporation's chief executive officer and chief financial officer informed of progress related to the services undertaken by the Contractor including time and expense records, respond to the Corporation's inquiries, and make himself available for corporate meetings and functions. Corporation hereby acknowledges that the scope of services provided by the Contractor hereunder are not intended to include legal services and legal advice rendered, from time to time, to the Corporation, or affiliates by the Contractor individually, or as a member of the law firm of McDonald, Carano, Wilson, McCune, Bergin, Frankovich & Hicks (the "Firm") or similar services rendered by other members of the Firm. Such legal services shall be billed and paid separately in accordance with established practice and procedure.







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3.Authorization and Decision-Making.  The Corporation authorizes and directs the Contractor to take all actions which Contractor deems advisable on the Corporation's behalf within the scope of services at Paragraph 2, except Contractor shall not obligate the Corporation to expend funds, enter contracts or undertake other obligations without the prior consent or authorization of the Corporation.

4.Base Fee. The Corporation agrees to pay the Contractor TWELVE THOUSAND FIVE HUNDRED DOLLARS ($12,500.00) per month (the "Base Fee"), commencing
September 1, 1996, and any time in excess of hours set forth at Paragraph 1 shall be at the rate of $200.00 per hour, or $2,400 per diem, whichever is less. As an additional incentive to the Contractor, the Corporation may award additional sums and grant stock options and short term incentive plan compensation to the Contractor based upon superior performance or results achieved by the Contractor hereunder, as determined by the Corporation in its sole and absolute discretion. Contractor waives any right he may have to a finder's fee or similar compensation from the Corporation arising during the term hereof. The Contractor hereby acknowledges that it shall be his sole responsibility to report the income earned hereunder as self-employment income for federal and state tax purposes, to pay all federal and state taxes, and to obtain his own workman's compensation, medical, or similar coverage. The Contractor hereby unconditionally releases, indemnifies, and saves and holds the Corporation harmless from any and all liability, cost, expense related or associated with such tax, workman's compensation and similar laws.

5.Costs and Other Charges. The Corporation agrees to reimburse Contractor for all expenses reasonably and necessarily incurred directly on behalf of the Corporation under this agreement, such as airfare (business class), meals, auto rental(s), transportation, cellular phone charges, long distance calls, copying charges, secretarial services, gratuities and lodging. The Corporation shall be furnished with full and complete accounts in accordance with the Corporation's policies and procedures. Any extraordinary expense or cost shall be approved by the Corporation prior to the actual expenditure being made.

6.Discharge and Withdrawal.    The Corporation shall have a right to terminate
this agreement upon a material breach of this agreement by the Contractor if the Contractor has failed to to cure any material breach of this agreement within a period of thirty (30) days from the Contractor's receipt of a written notice from the Corporation which notice reasonably sets forth the circumstances asserted as a material breach of this agreement. The Contractor's failure to obtain a required gaming license, or finding of suitability through no fault, action, or omission of the Corporation shall constitute a material breach of this agreement. The Contractor may withdraw from this agreement upon Corporation's failure to timely pay fees, costs and other charges payable by the Corporation under this agreement. Upon termination, all unpaid costs, fees and other charges will immediately become due and payable by the Corporation. Upon termination, the Contractor will deliver all of the Corporation's funds, documents, property and files to the Corporation (other than Firm files), in the Contractor's possession, within thirty (30) days of such termination.







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7.Confidentiality Covenants.  In connection with the Contractor's engagement under this agreement, the Contractor will develop for the Corporation's benefit and/or the Corporation will furnish to Contractor, certain Information (as hereinafter defined). When used herein, certain "Information" shall mean any and all non-public information concerning or relating to legalized gaming opportunities, merger(s) and acquisition(s) involving the Corporation (or its affiliates), management changes, operating results and major equity and debt financing (the "Business Matters"), including, but not limited to: letters of intent, business plans, marketing plans and studies, potential business and political contacts, due diligence, customer lists, appraisals, real property descriptions, demographic studies, permits, licenses, approvals, knowledge, concepts, ideas and all other information disclosed by the Corporation, its employees, agents or other representatives (including advisors, accountants, and attorneys), whether orally or in writing, to the Contractor or which becomes known by the Contractor as a consequence of a relationship with the Corporation (including the Contractor's own work product); provided, however, that "Information" shall not include information which (i) becomes generally available to the public other than as a result of a disclosure by the Contractor, or (ii) was available to the Contractor on a non-confidential basis prior to its disclosure to the Contractor by the Corporation. In consideration of the Corporation furnishing such Information to the Contractor and entering into this agreement, Contractor hereby covenants as follows:

(a)All Information heretofore or hereafter furnished to the Contractor by or on behalf of the Corporation or prepared by the Contractor under this agreement shall be deemed confidential and shall be kept in strict confidence;

(b)Unless reasonably necessary to the rendition of services hereunder and subject to the consent of the Corporation, the Contractor shall not directly or indirectly: (i) disclose or reveal any Information to any person, firm, or entity; (ii) use the Information in any way detrimental to the Corporation or for any purpose whatsoever other than to evaluate the Business Matters; and
(iii) except as may be required by law or judicial process, disclose to any person or entity the terms, conditions, or other facts with respect to the Business Matters (including the potentiality, existence and status thereof) or that Information has been made available to the Contractor; and (c)Upon written notice from the Corporation, Contractor will deliver promptly to the Corporation all written or intangible material in the possession or under the control of theContractorcontaining or reflecting any Information (whether prepared by the Corporation or otherwise), without retaining any copies, summaries, analyzes, or extracts thereof other than Information contained in the possession and control of the Firm necessary to the legal representation of the Corporation, and its affiliates.

 8.Indemnity.Except for the Contractor's gross negligence and intentional wrongdoing, the Corporation agrees to defend, save and hold Contractor harmless from and against any and all claims, losses, causes of actions, or proceedings (including attorney's fees and costs) arising from or related to this agreement and the acts or omissions of the Contractor hereunder. Except for gross negligence or intentional wrongdoing, the Contractor shall not be liable to the Corporation for any action or inaction in connection with this agreement.






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9.Severability.    The provisions of this agreement shall be severable in the event that any of the provisions hereof are held by a court of competent jurisdiction to be invalid, void, or otherwise unenforceable, and the remaining provision shall remain enforceable to the fullest extent permitted by law. In addition, if any provision hereof is held to be invalid, void, or otherwise unenforceable, it shall be deemed to be modified to the extent necessary to make such provision valid, binding, and enforceable.

10.Governing Law.   THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN
ACCORDANCE WITH THE LAWS OF THE STATE OF NEVADA WITHOUT REGARD TO ITS CONFLICTS OF LAW DOCTRINE, STATUTES, OR REGULATIONS.

11.Notices.All notices and other communications provided for herein shall be mailed by registered or certified mail, return receipt requested, or telecopied or delivered in hand to the applicable party at its address set forth above.

12.Waiver.This agreement may be waived, amended or modified only by an instrument in writing signed by the party against which such waiver, amendment or modification is sought to be enforced, and such written instrument shall set forth specifically the provisions of this agreement that are to be so waived, amended or modified.

13.Binding Effect.     Every covenant, term, and provision of this agreement
shall be binding upon and inure to the benefit of the parties, affiliates (i.e. parent or subsidiary corporation), their respective heirs, legatees, legal representatives, successors, transferors, and assigns.

14.Integration.This letter contains the entire agreement and understanding of the parties hereto with respect to the rendition of consulting services by the Contractor to the Corporation, and all prior agreements, covenants, or understandings of the parties hereto are hereby revoked and superceded in their entirety.
15.Counterparts.     This agreement may be executed in any number of
counterparts and each such counterpart shall for all purposes be deemed an original, and all such counterparts shall together constitute but one and the same instrument.

Please indicate your agreement with the foregoing by executing the accompanying copy of this agreement and returning it to us, whereupon it shall constitute a binding agreement between us as of the date first above written.
                                          Very truly yours,

                                          The Primadonna Corporation


                                          By:__________________________________
                                             Gary E. Primm, President

Agreed and Accepted:

By: _______________________________________
      Robert E. Armstrong, Contractor





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